August 10, 2018

Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cboe Vest Alternative Income Fund (the “Fund”), a series of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Dear Ms.  White:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on August 1, 2018. The comments addressed Post-Effective Amendment (“PEA”) No. 301 to the Fund’s registration statement, which was filed on June 14, 2018 under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”). PEA No. 301 was filed to change the name and investment strategies of the Fund. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment: Please update the Fund’s ticker symbols as necessary to reflect its new name.

Response: The Fund will update NASDAQ regarding its new name.

Prospectus

2.
Comment:       It is the Staff’s position that fee waivers under an expense limitation arrangement may only be recouped for three years from the date of the waiver rather than for three years following the period covered by the expense limitation arrangement. Please conform the arrangements and the disclosure accordingly.

Response: The Fund has conformed the arrangements and disclosure to address your comment.

3.
Comment:       In the second paragraph under “Principal Investment Strategies” on page 2, clarify the penultimate sentence in the paragraph by (1) disclosing what the One- Month Treasury Yield is as of the date of the Prospectus and (2) providing an example of the calculation of the monthly distribution using that One-Month Treasury Yield. The

Tina H. Bloom • PARTNER 4129 Beech Street • Cincinnati, OH 45227 • p: 513.708.6391 Practus, LLP • Tina.Bloom@Practus.com • Practus.com

Ms. Allison White
U.S. Securities and Exchange Commission
August 10, 2018

disclosure of the calculation may be included in the Principal Investment Strategies section or under “Additional Information About the Fund’s Investments” on p. 13.

Response: The Trust has revised the disclosure to address your comment.

4.
Comment:       Revise the disclosure under “Principal Investment Strategies,” particularly  the section “About the SVRPO Index,” to be in Plain English and include less jargon. Consider including examples or graphs as appropriate to clarify the disclosure.

Response: The Trust has revised the disclosure to address your comment.

5.
Comment:       The third paragraph under “Principal Risks,” states that the Fund’s risks “may apply indirectly through the Fund’s investments in other investment companies”. Revise the disclosure of the Fund’s principal investment strategies to discuss its use of investments in other investment companies or remove this reference.

Response: The Trust has revised the disclosure to address your comment.

6.
Comment:       Revise the disclosures addressing Fixed Income Risk in the sections “Principal Risks” and “Additional Information About Risk” to reflect the guidance issued by the Staff in IM Guidance Updates 2014-01 and 2016-02.

Response: The Trust has revised the disclosure to address your comment.

7.
Comment:       Move the disclosure in the sixth paragraph under “Additional Information  About the Fund’s Investments” related to the generation of option premia to the “Principal Investment Strategies” section of the Prospectus. Revise the disclosure so that it is in Plain English and defines “option premia” without using the term “premia.” Consider including an example to demonstrate how the premia factor into the Fund’s strategy or impacts the Fund.

Response: The Trust has moved the disclosure as requested and revised it to address your comment.

8.
Comment:       Under the section “How to Sell Shares,” disclose under the Redemptions  in Kind (“RIK”) subsection the methodology for the selection of which securities will be used as in-kind payment. In particular, discuss whether the Fund uses a pro-rata method based on its portfolio or baskets of representative securities or whether the Fund uses a hierarchy of individual securities, and whether the Fund would be limited in its ability to redeem its shares in kind. In responding to this comment, please consider the Investment Company Liquidity Risk Management Programs rule, Release No. IC-32315.

Response: The Trust has revised the disclosure to address your comment.

Ms. Allison White
U.S. Securities and Exchange Commission
August 10, 2018

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Please contact me at (513) 708-6391 regarding the responses contained in this letter.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom

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